a2a
energie in comune

SEC Mail Processing
Section

MAY 13 2009

Washington, DC
110

09046211

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

May 8, 2009

AEM SPA

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

p. Alberto Segni

Maria Angela Nardone

Encl.

dlw 5/19

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

a2a
energie in comune

FILE NO. 82-4911

PRESS RELEASE

Change in A2A S.p.A. Company Calendar events for 2009

Milan, May,8 2009 – It is hereby made known that the meeting of the Management Board to approve the quarterly statements as at 31 March 2009 was brought forward to May, 13 2009.

For further information:
Communication and External Relations
Press Office
Tel. (39) 027720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. (39) 027720.3879 - ir@a2a.eu
www.a2a.eu

a2a
energie in comune

SEC Mail Processing
Section

MAY 13 2009

Washington, DC
110

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

May 11, 2009

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

Encl.

PRESS RELEASE

LISTS OF CANDIDATES AS A MEMBER OF THE SUPERVISORY BOARD

Brescia, 9 May 2009 – In relation to the ordinary meeting which will be held at "Sala Conferenze P.G. Beretta dell'Associazione Industriale Bresciana", via Cefalonia 60, Brescia, on 29 May 2009, at 11,00 am, for the first convocation and, if necessary, for the second convocation on 3 June, at the same time and place, A2A S.p.A. announced that the lists of candidates as a member of the Supervisory Board, deposited by the shareholders, had been made available on the website www.a2a.eu, under section "*Corporate Governance-Informative Report*".

For further information:
Communication and External Relations
Press Office
Tel. (39) 027720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. (39) 027720.3879 - ir@a2a.eu
www.a2a.eu